SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

Bruce C. Gottwald
330 South Fourth Street
Richmond, Virginia 23219
Telephone No. 804-788-5401
(Name, address and telephone number of person authorized to
receive notices and communications)

Copy to:
Nancy M. Taylor, Esq.
Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

March 11, 2002
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4),
check the following box [ ].

CUSIP NO. 894650 100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 2,244,914
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,141
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,244,914
PERSON WITH	10	SHARED DISPOSITIVE POWER 42,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 118,345 shares held by a charitable foundation; 2,066,416 shares owned by adult sons
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

               * This statement on Schedule 13D is filed by Bruce C. Gottwald with respect to shares of common stock (the "Common Stock") of Tredegar Corporation (the "Issuer"). The purpose of this filing is to begin to report the holdings of Common Stock of the Issuer by Bruce C. Gottwald separately from the holdings of Common Stock of the Issuer by Floyd D. Gottwald, Jr., the brother of Bruce C. Gottwald, and John D. Gottwald, one of three adult sons of Floyd D. Gottwald, Jr. Because there is no agreement between Floyd D. Gottwald, Jr., John D. Gottwald and Bruce C. Gottwald with respect to the voting or disposition of their shares of the Issuer's Common Stock and Bruce C. Gottwald and his family do not serve in any capacity with the Issuer, they believe that separate filings are more appropriate.

Item 1.     Security and Issuer.

               This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2.     Identity and Background

               This statement on Schedule 13D is being filed on behalf of Bruce C. Gottwald.

               (a) - (c) The business address of Bruce C. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Bruce C. Gottwald is Chairman of the Board of Directors of Ethyl Corporation.

               (d) - (e) During the last five years, Bruce C. Gottwald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Bruce C. Gottwald is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

               Since the filing on March 20, 1997 of Amendment No. 4 to the statement on Schedule 13D filed by Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald, Bruce C. Gottwald has not purchased additional shares of Common Stock except automatic purchases pursuant to the Issuer's dividend reinvestment plan.

Item 4.     Purpose of Transaction.

               Except for occasional gifts and other transactions among family members, Bruce C. Gottwald has no present plans to acquire additional shares, or to dispose of any shares, of the Issuer's Common Stock, but reserves the right to buy or sell from time to time.

               Bruce C. Gottwald does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer's assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (viii) any action similar to any of those described in this Item 4.

Page 3 of 6 pages

Item 5.     Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 2,405,400 shares 1/ Percentage of Class Owned: 6.29%

(b)	Number of shares as to which such person has:

(i)          sole power to vote or to direct the vote - 2,363,259 2/

(ii)          shared power to vote or to direct the vote - 42,141 3/

(iii)          sole power to dispose of or to direct the disposition of - 2,363,259 2/

(iv)          shared power to dispose of or to direct the disposition of - 42,141 3/

1/	The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Bruce C. Gottwald is the beneficial owner of (A) 118,345 shares described in Items 5(b)(i) and (iii) or (B) the shares described in Items 5(b)(ii) and (iv).

2/	This amount includes 118,345 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and Bruce C. Gottwald serve as the sole directors, to which Bruce C. Gottwald disclaims beneficial ownership.

3/	This amount does not include 2,066,416 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father’s home. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of the Issuer's Common Stock.

(c)	There have been no transactions by Bruce C. Gottwald in the past 60 days involving shares of the Issuer's Common Stock.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 42,141 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Page 4 of 6 pages

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Bruce C. Gottwald and any other person with respect to securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

None.

Page 5 of 6 pages

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2002	/s/ Bruce C. Gottwald ----------------------------------------- Bruce C. Gottwald

Page 6 of 6 pages